UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)

TDC A/S

(Name of Issuer)

Ordinary Shares, nominal value DKK 5 each

(Title of Class of Securities)

879242105

(Cusip Number)

Wayne A. Wirtz
SBC Communications, Inc.
175 East Houston
San Antonio, TX 78205
(210) 351-3736

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 8, 2004

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. 879242105			Page 2 of 14

1.	Name of Reporting Person: SBC Communications Inc.		I.R.S. Identification Nos. of above persons (entities only): 43-1301883

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): HC

CUSIP No. 879242105			Page 3 of 14

1.	Name of Reporting Person: Ameritech Corporation		I.R.S. Identification Nos. of above persons (entities only): 36-3251481

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 879242105			Page 4 of 14

1.	Name of Reporting Person: Ameritech International, Inc.		I.R.S. Identification Nos. of above persons (entities only): 36-3707086

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 879242105			Page 5 of 14

1.	Name of Reporting Person: Ameritech International Denmark Corporation		I.R.S. Identification Nos. of above persons (entities only): 36-4202222

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 879242105			Page 6 of 14

1.	Name of Reporting Person: Ameritech Denmark Funding Corporation		I.R.S. Identification Nos. of above persons (entities only): 36-4221487

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 879242105			Page 7 of 14

1.	Name of Reporting Person: Ameritech Denmark Holdings, L.L.C.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 879242105			Page 8 of 14

1.	Name of Reporting Person: Ameritech Luxembourg S.à.r.l.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Grand Duchy of Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 20,563,656

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 20,563,656

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,563,656

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 9.5%

14.	Type of Reporting Person (See Instructions): CO

PAGE 9 OF 14 PAGES

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Statement of Beneficial Ownership on Schedule 13D relating to the ordinary shares, nominal value DKK 5 per ordinary share (the “Shares”), of TDC A/S, a company organized under the laws of the Kingdom of Denmark (the “Company”), which the following reporting persons jointly filed with the U.S. Securities and Exchange Commission on February 2, 2000: SBC Communications Inc., a Delaware corporation (“SBC”); Ameritech Corporation, a Delaware corporation and a wholly-owned subsidiary of SBC (“Ameritech”); Ameritech International, Inc., a Delaware corporation and a wholly-owned subsidiary of Ameritech (“Ameritech International”); Ameritech International Denmark Corporation, a Delaware corporation and a wholly-owned subsidiary of Ameritech International (“AIDC”); Ameritech Denmark Funding Corporation, a Delaware corporation and a wholly-owned subsidiary of AIDC (“ADFC”); Ameritech Denmark Holdings, L.L.C., a Delaware limited liability company whose Class A Membership Interest is owned by ADFC and whose Class B Membership Interest is owned by AIDC (“ADH-LLC”); and Ameritech Luxembourg S.à.r.l., a limited liability company organized under the laws of Luxembourg and a wholly-owned subsidiary of ADH-LLC (“Ameritech Luxembourg”). Ameritech, Ameritech International, AIDC, ADFC, ADH-LLC and Ameritech Luxembourg are collectively referred to as the “Ameritech Entities”.

Item 2: Identity and Background

Item 2 is hereby amended and supplemented by reference to Exhibit I enclosed herewith.

Item 4: Purpose of Transaction

Item 4 is hereby amended and supplemented by reference to “Item 5: Interest in the Securities of the Issuer” and “Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer–The Sale and Purchase Transaction with the Company” of this Amendment No. 1.

Item 5: Interest in the Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

SBC and the Ameritech Entities are filing this amendment to report: (i) SBC’s announcement on June 8, 2004, of its intention to dispose of at least 69,436,344 Shares, corresponding to an ownership interest in the Company of approximately 32.1%, subject to demand, price and market conditions; and (ii) SBC’s agreement to effect such disposal by means of (1) a private placement of 51,351,981 Shares to investors pursuant to the accelerated bookbuilt offering agreement, dated June 9, 2004, entered into by and between Ameritech, as the Guarantor, and Ameritech Luxembourg, as the Seller, on the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), Deutsche Bank AG London and J.P. Morgan Securities Ltd. (the “Managers”), on the other hand (the “ABO Agreement”), and (2) the sale of 18,084,363 Shares to the Company pursuant to the Sale and Purchase Agreement entered into by and between Ameritech and Ameritech Luxembourg, on the one hand, and the Company, on the other hand, dated June 9, 2004 (the “Sale and Purchase Agreement”).

PAGE 10 OF 14 PAGES

As from June 15, 2004, SBC and the Ameritech Entities will hold a 9.5% ownership interest in the Company.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, Denmark or elsewhere. The Shares have not been and will not be offered or sold in the United States or for the account or benefit of U.S. Persons (as such terms are defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”)) unless registered under the Securities Act or pursuant to an exemption from such registration.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

The Accelerated Bookbuilt Offering

Pursuant to Section 2 of the ABO Agreement, and subject to the other terms and conditions set forth in the ABO Agreement, on June 15, 2004 (the “Closing Date”): (i) Ameritech Luxembourg has agreed to sell 51,351,981 Shares at a net price per Share of DKK 188.50 (the “Purchase Price”), which equals DKK 9,679,848,418.50 in the aggregate for all such Shares, to (1) the investors procured by the Managers or (2) failing which, to the Managers; (ii) the Managers have agreed to procure investors for, or failing which, to purchase such Shares from Ameritech Luxembourg, in each case at the Purchase Price, in the proportions set forth in Section (2)(a) of the ABO Agreement; provided, however, that the sum of (1) the aggregate number of Shares which the Managers have agreed to purchase from Ameritech Luxembourg pursuant to the ABO Agreement and (2) the aggregate number of Shares otherwise owned by such Managers, in each case as of the Closing Date, will not be greater than the number of Shares corresponding to 29% of the Company’s issued share capital as of the Closing Date. Reference is herein made to Section 2(c) of the ABO Agreement enclosed herewith as Exhibit IV for information relating to certain fees which Ameritech Luxembourg has agreed to pay or may pay to the Managers.

The Shares are to be sold pursuant to the ABO Agreement outside the United States in reliance on Regulation S under the U.S. Securities Act, and in the United States in reliance on Rule 144A under the Securities Act to investors reasonably believed to be “qualified institutional buyers” (as such term is defined in Rule 144A).

Reference is herein made to the ABO Agreement enclosed herewith as Exhibit IV for additional information about the terms and conditions of the transactions contemplated thereby.

The Sale and Purchase Transaction with the Company

Pursuant to Sections 3 and 4 of the Sale and Purchase Agreement, and subject to the other terms and conditions set forth in the Sale and Purchase Agreement, Ameritech Luxembourg has agreed to sell to the Company, and the Company has agreed to purchase from Ameritech Luxembourg, 18,084,363 Shares at the purchase price of DKK 188.50 per Share (corresponding to an aggregate purchase price for

PAGE 11 OF 14 PAGES

the 18,084,363 Shares of DKK 3,408,902,425.50) on June 15, 2004. The consummation of the sale and purchase transaction described in the preceding sentence is hereinafter referred to as the “Settlement”.

In addition, pursuant to Section 8.6 of the Sale and Purchase Agreement: (i) Jay Kenneth Raley has announced that he will resign from his position as member of the Executive Committee of the Company and as a member of the board of directors of any subsidiary of the Company immediately upon the Settlement having taken place; (ii) Larry Boyle, Jonathan Klug, and Rick Moore have announced that they will resign from their position as directors of the Company immediately upon the Settlement having taken place; and (iii) James Callaway and Lloyd Kelley have announced that they will resign from their position as directors of the Company with effect not later than at the extraordinary general meeting which the Company’s board of directors contemplates to convene as promptly as practicable following the Settlement having taken place (which extraordinary general meeting is expected to be held not later than August 31, 2004).

Pursuant to Section 10.8 of the Sale and Purchase Agreement, and except as otherwise provided for therein, upon completion of the accelerated bookbuilt offering pursuant to the ABO Agreement the following strategic agreements between the Company and Ameritech will be terminated: the Agreement on Strategic Cooperation, dated October 26, 1997, the Cooperation and Implementation Agreement, dated January 19, 1998, and the License Agreement, dated January 19, 1998, each entered into by and between the Company and Ameritech, and any other agreements among Ameritech, Ameritech Luxembourg and the Company or affiliates thereof that by its word or context is related to SBC’s and the Ameritech Entities’ ownership interest in the Company.

Reference is herein made to the Sale and Purchase Agreement enclosed herewith as Exhibit V for additional information about the terms and conditions of the transactions contemplated thereby.

This document does not constitute or contain an offer to sell or a solicitation of an offer to buy any securities in the United States, Denmark or elsewhere. The Shares have not been and will not be offered or sold in the United States or for the account or benefit of U.S. Persons (as such terms are defined in Regulation S under the Securities Act) unless registered under the Securities Act or pursuant to an exemption from such registration.

Item 7: Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

(i) Directors and Executive Officers of SBC Communications Inc. and the Ameritech Entities is enclosed herewith as Exhibit I hereto.

(ii) A copy of the Accelerated Bookbuilt Offering Agreement, dated June 9, 2004, and entered into by and between Ameritech, as the Guarantor, and Ameritech Luxembourg, as the Seller, on

PAGE 12 OF 14 PAGES

the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), Deutsche Bank AG London and J.P. Morgan Securities Ltd. as Managers, on the other hand, is enclosed herewith as Exhibit IV hereto; and

(iii) A copy of the Sale and Purchase Agreement, dated June 9, 2004, and entered into by and between Ameritech and Ameritech Luxembourg, on the one hand, and the Company, on the other hand, is enclosed herewith as Exhibit V.

PAGE 13 OF 14 PAGES

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2004	By:	/s/ JAMES S. KAHAN

James S. Kahan
Senior Executive Vice President -
Corporate Development
SBC COMMUNICATIONS INC.

Dated: June 9, 2004	By:	/s/ JAMES S. KAHAN

James S. Kahan
Senior Executive Vice President -
Corporate Development
AMERITECH CORPORATION

On behalf of:

AMERITECH INTERNATIONAL, INC.
AMERITECH INTERNATIONAL DENMARK CORPORATION
AMERITECH DENMARK FUNDING CORPORATION
AMERITECH DENMARK HOLDINGS, L.L.C.
AMERITECH LUXEMBOURG S.à.r.l.

PAGE 14 OF 14 PAGES

EXHIBIT INDEX

Exhibit No.	Description
I.	Directors and Executive Officers of SBC Communications Inc. and the Ameritech Entities.

IV.	Accelerated Bookbuilt Offering Agreement, dated June 9, 2004, and entered into by and between Ameritech Luxembourg, as the Seller, and Ameritech Corporation, as the Guarantor, on the one hand, and Citigroup Global Markets U.K. Equity Limited, Goldman Sachs International, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each trading as ABN AMRO Rothschild), Deutsche Bank AG London and J.P. Morgan Securities Ltd. as Managers, on the other hand.

V.	Sale and Purchase Agreement, dated June 9, 2004, and entered into by and between Ameritech Luxembourg and Ameritech Corporation, on the one hand, and the Company, on the other hand.